Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Finance Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-210532) on Form S-3 of American Finance Trust, Inc. of our report dated March 30, 2017, with respect to the consolidated balance sheets of American Realty Capital — Retail Centers of America, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in Amendment No. 1 to the Form 8-K filed with the Securities and Exchange Commission of American Finance Trust, Inc. dated March 30, 2017.

/s/ KPMG LLP

New York, New York
March 30, 2017